UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at September 4, 2008

  NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: September 4, 2008

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.northerndynasty.com

ALASKA VOTERS VALIDATE STATE'S REGULATORY FRAMEWORK FOR MINING

September 4, 2008, Vancouver, B.C. - Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX:NDM; AMEX: NAK) announces that last week, Alaskans issued a clear vote of confidence in the state's water quality standards, its protections for salmon and human health, and its overall regulatory framework for hard rock mining.

On August 26, 2008, Alaska voters went to the polls for the state's primary election and cast their ballots on Ballot Measure 4, an initiative that called into question existing water quality standards and could have introduced new, undefined regulations for mining. By a substantial 57 - 43 majority, Alaskans defeated Ballot Measure 4 and reinforced their support for the state's existing regulatory framework.

"The people of Alaska clearly believe that the state and federal permitting process, and existing environmental standards for water quality and fish protection, are the appropriate measures by which the Pebble Project and other hard rock mines in the state should be judged," said Ronald Thiessen, President and CEO of Northern Dynasty Minerals Ltd. "We're encouraged by the outcome and support the regulatory process in Alaska.

"Alaskans want Pebble to be judged on the facts, based on empirical science and the rigorous environmental standards and permitting requirements of the United States and the State of Alaska. We agree, and are committed to developing an environmentally sound and socially responsible project that is acceptable to federal and state regulators and the citizens of the state."

Pebble Limited Partnership (the "Partnership"), the Alaska-based operation owned 50 percent by each of Northern Dynasty and a U.S. subsidiary of Anglo American plc, is currently advancing project design and engineering programs, and is expected to finalize a Prefeasibility Study for the Pebble Project in the second half of 2009 after receiving stakeholder input.

Once the Prefeasibility Study is complete, the Partnership will apply for the requisite state and federal permits for the Pebble Project. The permitting process will be guided by the National Environmental Policy Act (NEPA), involve at least 11 state and federal regulatory agencies, and provide multiple and ongoing opportunities for public input.

For further details on Northern Dynasty and the Pebble Project, visit our website at www.northerndynastyminerals.com, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald Thiessen
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of prefeasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.